UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2006
WASH. D.C.
SECTION

FORM 11-K

FOR ANNUAL PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 1-14770

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2005, and December 31, 2004, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2005.

The Plan Financial Statements and Additional Information as of December 31, 2005 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:



Jay A. Lentz, Chairman Retirement Committee — June 26th, 2006



Michael J. Massey, Member Retirement Committee — June 26th, 2006



Ullrich E. Porzig, Member Retirement Committee — June 26th, 2006



Douglas G. Boessen, Member Retirement Committee — June 26th, 2006



Edward J. Schloesslin, Member Retirement Committee — June 26th, 2006

EXHIBIT A

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
Payless ShoeSource, Inc. Profit Sharing Plan
for Puerto Rico Associates

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 22, 2006

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments (Note 3)	$ 1,934,078	$ 1,748,402
Receivables:		
Employer contributions	51,675	23,508
Employee contributions	4,412	4,538
Total assets	1,990,165	1,776,448
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,990,165	$ 1,776,448

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Investment income:	
Interest	$ 11,500
Dividends	6,363
Net appreciation in fair value of investments	179,125
Contributions:	
Employee contributions	242,751
Employer contributions	51,675
Other	103
Total additions	491,517
DEDUCTIONS -	
Benefits paid to participants	277,800
Total deductions	277,800
INCREASE IN NET ASSETS	213,717
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,776,448
End of year	$ 1,990,165

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource of Puerto Rico, Inc. ("Payless" or the "Company"). A Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 90 days of employment by the Company and attaining the age of 21. The Full-time Associate must complete one year of service to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service, working 1,000 hours during the year and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, serves as the custodian of the Plan and Banco Popular serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 10% of their pay, as defined by the Plan. This percentage is subject to change from time-to-time under applicable Puerto Rico law. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. The Company matching contribution is discretionary, as defined by the Plan. Effective for the 2005 Plan year, the Company match is based on the greater of $.20 on the dollar of participants' contributions up to 5% of pay or 2.5% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2005 contribution was determined to be 2.5% of pre-tax net earnings from continuing operations. The Company matching contribution is allocated in proportion to the amount that each participant's contribution, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions up to 5% of pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, eleven mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant, would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $1,763 and $3,746, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. For Plan year 2005, $1,763 will be allocated with the 2005 Company match in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in mutual funds are stated at fair value. Quoted market prices are used to value the mutual funds. Investments in the common/collective trust funds and the company stock fund are stated at estimated fair value, which has been determined by the trustee and based on the unit values of the fund. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows.

	2005	2004
RiverSource (Formerly AET) Trust Income Fund II	$ 1,116,719	$ 1,042,098
Payless Common Stock Fund	245,066	132,522
Participant Loans	216,953	212,202
RiverSource (Formerly AET) Trust Equity Index Fund I	148,184	170,917

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Trust Funds	$ 45,418
Mutual Funds	10,815
Common Stock	122,892
	$ 179,125

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in

ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated January 29, 2002, that the Plan and related trust are designed in accordance with applicable regulations of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended so that a Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment and attained age 21 and must complete six months of service to receive an allocation of the Company match.

* * * * * *

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	RiverSource (Formerly AET) Trust Income Fund II	Common/Collective Trust Fund 43,740 shares	$ 1,116,719
*	RiverSource (Formerly AET) Trust Equity Index Fund I	Common/Collective Trust Fund 3,795 shares	148,184
	PIMCO Total Return Fund	Mutual Fund 5,798 shares	60,877
	Brown Capital Management Small Company Fund	Mutual Fund 13 shares	404
	Growth Fund of America	Mutual Fund 732 shares	22,462
	T. Rowe Price Equity Income Fund	Mutual Fund 658 shares	17,034
	RiverSource Mid Cap Growth Fund Class Y (Formerly AXP Equity Select Fund Class Y)	Mutual Fund 1,672 shares	24,280
	Artisan International Fund	Mutual Fund 2,185 shares	55,311
	Templeton Foreign Fund Class A	Mutual Fund 167 shares	2,111
	Allianz (Formerly PIMCO) NFJ Small-Cap Value Fund	Mutual Fund 332 shares	9,615
	Oakmark Equity and Income Fund Class I	Mutual Fund 180 shares	4,497
	Calamos Growth Fund Class A	Mutual Fund 130 shares	7,178
	JP Morgan Mid Cap Value Fund	Mutual Fund 145 shares	3,387
*	Payless Common Stock Fund	Company Stock Fund 17,459 units	245,066
*	Participant Loans	Participant loans (maturity dates through October 2033 at interest rates from 5.0% to 10.5%)	216,953
			$ 1,934,078

* Party-in-interest.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 22, 2006, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2005.

Deloitte & Touche LLP

Kansas City, Missouri
June 26, 2006